Exhibit (a)(1)(e)

FORMS OF CONFIRMATION E-MAIL OR LETTER

Confirmation E-Mail or Letter to Employees who Elect

to Participate in the Offer to Amend Certain Eligible Options

CEC Entertainment, Inc. (“ CEC Entertainment”) has received your election form by which you elected to have certain outstanding Eligible Options amended in exchange for cash payments, subject to the terms and conditions of the Offer.

If you change your mind, you may withdraw your election as to some or all of your Eligible Options by completing and signing the withdrawal form which was previously provided to you, and faxing it to Thomas W. Oliver, at fax number (972) 258-4589 or via e-mail to toliver@cecentertainment.com, or hand deliver it to Thomas W. Oliver at CEC Entertainment, Inc., 4441 West Airport Freeway, Irving, Texas 75062 before 12:00 midnight Eastern time, on July 5, 2007. Only withdrawal forms that are complete, signed and actually received by Thomas W. Oliver by the deadline will be accepted. Withdrawal forms submitted by United States mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions concerning the submission of your form, please direct them to Thomas W. Oliver at:

CEC Entertainment, Inc.

4441 West Airport Freeway, Irving, Texas 75062

Phone: (972) 258-5499

Please note that our receipt of your election form is not by itself an acceptance of the Eligible Options. For purposes of the Offer, CEC Entertainment will be deemed to have accepted Eligible Options with respect to which proper elections have been made and not properly withdrawn as of the date when CEC Entertainment gives written or electronic notice to the option holders generally of its acceptance of such Eligible Options, which notice may be made by press release, e-mail or other method of communication. CEC Entertainment is expected to give notice of its acceptance shortly after the expiration of the Offer period.

Confirmation E-mail or Letter to Employees who Withdraw their

Eligible Options from the Offer to Amend Certain Options

CEC Entertainment, Inc. (“CEC Entertainment”) has received your withdrawal form by which you rejected CEC Entertainment’s Offer to Amend some or all of your Eligible Options. Any Eligible Options you have not withdrawn will remain subject to the terms and conditions of the Offer and will be amended in exchange for cash payments.

If you change your mind, you may once again elect to accept the Offer with respect to some or all of your Eligible Options by completing and submitting a new election form by faxing it to Thomas W. Oliver, at fax number (972) 258-4589, or via e-mail to toliver@cecentertainment.com, or by hand delivery to Thomas W. Oliver at CEC Entertainment, Inc., 4441 West Airport Freeway, Irving, Texas 75062 before 12:00 midnight Eastern time, on July 5, 2007. If you have questions concerning the submission of your form, please direct them to Thomas W. Oliver at:

CEC Entertainment, Inc.

4441 West Airport Freeway, Irving, Texas 75062

Phone: (972) 258-5499